Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement - March 26, 2007

Item 1

MARKET ANNOUNCEMENT

 ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

Ultrapar Participações S.A. (“Ultrapar”), Dynamo Brasil I LLC, Dynamo Brasil II LLC and Dynamo Brasil III LLC (together known as “the Funds”) hereby announce that Ultrapar, on March 20, 2007 agreed on a Sale and Purchase Promise Contract with Other Adjustments, with the Funds, whereby Ultrapar undertakes to grant to the Funds the purchase rights on 455,080 (four hundred and fifty five thousand and eighty) preferred shares of Refinaria de Petróleo Ipiranga (“RPI”) for a unit price of R$ 38.93 (thirty-eight reais and ninety-three centavos), 637,217 (six hundred and thirty seven thousand, two hundred and seventeen) preferred shares in Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) for a unit price of R$ 29.57 (twenty-nine reais and fifty-seven centavos) and 264,780 (two hundred and sixty-four thousand, seven hundred and eighty) preferred shares in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) for a unit price of R$ 20.55 (twenty reais and fifty-five centavos) (together known as "The Shares") of the shares acquired from the Controlling Shareholders of Ipiranga in the Purchase Contract (as set out in the Material Event notice published on March 19, 2007), whereby the Funds, in turn, undertake a commitment to purchase all the shares mentioned.

Ultrapar and the Funds also announced that, in addition on March 20, 2007, they have signed a Put Option Contract under which Ultrapar undertakes to repurchase the shares for the price paid by the funds, adjusted by the CDI rate, if the exchange offer to be carried out by Ultrapar with the shares issued by RPI, DPPI and CBPI, as published in the Material Event notice on March 19, 2007, does not take place within up to 12 months from the date of the signing of this instrument.

São Paulo, March 26 2007

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	March 30, 2007

		By:	/s/ Andre Covre

			Name:	Andre Covre
			Title:	Chief Financial and Investor Relations Officer